FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, Consolidated Financial Results for the First Quarter Ended June 30, 2006, which was filed with the Tokyo Stock Exchange on July 27, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: July 27, 2006	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Consolidated Financial Results

for the First Quarter Ended June 30, 2006

(Prepared in Accordance with U.S. GAAP)

July 27, 2006

KONAMI CORPORATION

Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Representative Director and Chief Financial Officer (Phone: +81-3-5220-0163)

1. Preparation Basis for Consolidated Financial Results for the First Quarter Ended June 30, 2006

(1)	Adoption of U.S. GAAP:	Yes
(2)	Adoption of simplified methods in accounting principles:	None
(3)	Change in accounting policies:	None
(4)	Changes in reporting entities:	Yes
	Number of consolidated subsidiaries added:	1
	Number of consolidated subsidiaries removed:	0
	Number of affiliated companies added:	0
	Number of affiliated companies removed:	0

2. Consolidated Financial Results for the First Quarter Ended June 30, 2006

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes
Three months ended June 30, 2006	¥57,628	¥6,003	¥5,801
% change from previous period	20.0	95.3	(41.6)
Three months ended June 30, 2005	48,029	3,074	9,927
% change from previous period	1.5	4.3	245.9

Year ended March 31, 2006	262,137	2,481	8,438

	Net income	Basic net income per share	Diluted net income per share
Three months ended June 30, 2006	¥2,120	¥15.46	¥15.45
% change from previous period	(61.0)	—	—
Three months ended June 30, 2005	5,439	41.75	41.75
% change from previous period	1,960.2	—	—

Year ended March 31, 2006	23,008	175.86	175.80

Notes:

1.	Equity in net income (loss) of affiliated companies
	Three months ended June 30, 2006:	¥3	million
	Three months ended June 30, 2005:	¥-	million
	Year ended March 31, 2006:	¥33	million
2.	Weighted-average common shares outstanding (consolidated)
	Three months ended June 30, 2006:	137,154,887	shares
	Three months ended June 30, 2005:	130,287,026	shares
	Year ended March 31, 2006:	130,835,422	shares
3.	Net income per share was calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 128 “Earnings per Share.”

(2) Consolidated Financial Position

	(Millions of Yen, except per share data)
	Total assets	Total stockholders’ Equity	Equity-assets ratio	Shareholders’ equity per share (Yen)
June 30, 2006	¥294,659	¥162,361	55.1%	¥1,183.77
June 30, 2005	314,002	131,160	41.8%	1,006.48

March 31, 2006	302,637	163,815	54.1%	1,194.41

Note:

Number of shares outstanding (consolidated)

June 30, 2006:	137,155,932 Shares
June 30, 2005:	130,315,456 Shares
March 31, 2006:	137,152,347 Shares

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents, end of the period
	Operating activities	Investing activities	Financing activities

Three months ended June 30, 2006	¥3,029	¥(2,409)	¥(4,934)	¥64,518
Three months ended June 30, 2005	(4,462)	8,874	(4,357)	89,278

Year ended March 31, 2006	23,879	(7,266)	(38,330)	68,694

3. Consolidated Financial Forecast for the Year Ending March 31, 2007

	(Millions of Yen)
	Net revenues	Operating income	Income before income taxes	Net income
Year ending March 31, 2007	¥275,000	¥29,000	¥28,500	¥16,000

There has been no change in our forecast for the year ending March 31, 2007, since we originally announced it on May 17, 2006.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health & fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

1. Organizational Structure of the Konami Group

The Konami Group is a conglomerate engaged in the entertainment and health industry providing customers with “High Quality Life” and is comprised of KONAMI CORPORATION (the “Company”), and its 24 consolidated subsidiaries and one equity-method affiliate. Each of the Company and its subsidiaries and affiliated companies is categorized into four business segments based on its operations as stated below. This categorization is based on the same criteria explained below under “6. Segment Information (Unaudited).”

Business Segments	Major Companies

Digital Entertainment	Domestic	Konami Digital Entertainment Co., Ltd.

HUDSON SOFT CO., LTD.

Internet Revolution Inc.

Konami Logistics & Service, Inc.(Note.3)

	Overseas	Konami Digital Entertainment, Inc.

Konami Digital Entertainment GmbH

Konami Digital Entertainment B.V.

Konami Digital Entertainment Limited

Konami Software Shanghai, Inc., One other company

Health & Fitness	Domestic	Konami Sports & Life Co., Ltd.

COMBI WELLNESS Corporation (Note.2)

Konami Logistics & Service, Inc. (Note.3)

Resort Solution Co., Ltd. (Note.5), Two other companies

Gaming & System	Overseas	Konami Gaming, Inc.
(Note.4)		Konami Australia Pty Ltd., One other company

Other	Domestic	Konami Logistics & Service, Inc. (Note.3)

KPE, Inc. , Konami Real Estate, Inc.

Konami School, Inc., Two other companies

	Overseas	Konami Corporation of America

Konami Digital Entertainment B.V., One other company

Notes:

1.	Companies that have operations categorized in more than one segment are included in each segment in which they operate.
2.	On May 31, 2006, the Company acquired all outstanding shares of COMBI WELLNESS Corporation and made it a wholly owned subsidiary.
3.	Konami Logistics & Service, Inc. changed its registered name to Konami Manufacturing & Service, Inc. on July 1, 2006.
4.	Gaming segment was renamed to Gaming & System segment from October 1, 2005.
5.	This is an equity method affiliate.

2. Business Performance and Cash Flows

1. Business Performance

Overview

In the entertainment industry in which Konami operates, Nintendo and Sony Computer Entertainment received keen attention for their exhibits of the Wii home-use video game console (Nintendo) and PlayStation3 (Sony Computer Entertainment) at E3 2006 (Electronic Entertainment Expo 2006), the world’s largest digital entertainment trade show, held in the United States on May 2006. Together with Microsoft’s Xbox 360 already released in the market, the next-generation home-use video game consoles of all the relevant companies will be launched by the end of the current term, and the demand for these consoles is expected to expand further.

In the health and fitness industry, Medical Service Reform Legislation enacted on June 2006 now clearly defines an orientation towards the prevention of diseases. Consequently, efforts are now underway to maintain health by focusing on the importance of routine exercise and the improvement of dietary habits.

Under these circumstances, in the Digital Entertainment segment, home-use video game software for soccer games was sold steadily against the backdrop of the boom in the popularity of soccer worldwide. WORLD SOCCER Winning Eleven 10 (PlayStation2 version) released in April 2006, in the domestic market became a million-seller, with shipments of over one million units. As for the baseball contents, in response to the diversified tastes of users, Konami released home-use video game software with subjects derived from real baseball and major league baseball games, as well as titles for mobile game consoles. Sales of game machines for amusement arcades also continued to increase steadily, and Konami will strive to undertake further multi-faceted measures to develop baseball contents, including the sale of card games and the release of JIKKYOU PAWAFURU YAKYU Game Board in cooperation with EPOCH CO., LTD.

In the Health & Fitness segment, as the demand for fitness clubs increases in response to moves to promote health and curb the rising need for nursing-care, membership of KONAMI SPORTS CLUB is on the increase. In addition to this, as a result of the scrap-and-build development of fitness club facilities and the review of programs (a notable trend at Konami over the last few years), the profit structure of the operation of our fitness facilities has greatly improved. Moreover, health support programs on a national level are being developed steadily and markets related to the health service businesses are expected to expand further.

In the Gaming & System segment, Konami is aggressively promoting activities based on the reinforced business structure which it had been pursuing in North America. Further, Konami started sales of casino management system on a full scale in the fist half of the term and has steadily increased sales since then. Konami expects sales of this system to be a source of stable profit, principally through the regular profits brought in from the maintenance and services for the increased number of machines installed.

As a result, consolidated net revenues for the three months ended June 30, 2006 were ¥57,628 million (120% of the figure for the same period of the previous year), operating income was ¥6,003 million (195.3% of the figure for the same period of the previous year), income before income taxes was ¥5,801 million (58.4% of the figure for the same period of the previous year), and net income was ¥2,120 million (39.0% of the figure for the same period of the previous year). In addition, income before income taxes and net income for the three months ended June 30, 2006 decreased compared to the three months ended June 30, 2005. This is due primarily to ¥6.9 billion of gain on sale of shares of TAKARA CO., LTD. for the three months ended June 30, 2005.

Performance by business segment

Summary of net revenues by business segment:

	Millions of Yen
	Three months ended June 30, 2005	Three months ended June 30, 2006	% of previous period
Digital Entertainment	¥25,573	¥32,038	125.3
Health & Fitness	19,662	21,313	108.4
Gaming & System	2,683	3,501	130.5
Other, Corporate and Eliminations	111	776	699.1

Consolidated net revenues	¥48,029	¥57,628	120.0

(Note)

    The Gaming segment was renamed to the Gaming & System segment from October 1, 2005.

Digital Entertainment Segment

In the Computer & Video game business, the PlayStation2 version of WORLD SOCCER Winning Eleven 10 recorded a million sales in the domestic market for video game software. With increased interest in baseball, titles such as the PlayStation2 version of JIKKYO PAWAFURU MAJOR LEAGUE and PROYAKYU SPIRITS3 recorded steady sales. In overseas, Pro Evolution Soccer 5 released in October 2005, for the European market maintained steady sales. The PlayStation portable version of METAL GEAR ACID2 for the European market was also popular.

In the Toy & Hobby business, sales of the globally popular Yu-Gi-Oh! Trading Card Game series continued to grow steadily. Konami has built up a diverse line-up of products in trading card games, toys for infants, and figures and character goods, including a recently released series of trading cards for the popular comic DEATH NOTE.

In the Amusement business, the MAH-JONG FIGHT CLUB series and BASEBALL HEROES (the first arcade game in the industry to use the cards with images of professional baseball players) two products available in the e-AMUSEMENT line of services connecting amusement arcades all over Japan through the network, continued to record strong sales. WORLD SOCCER Winning Eleven 2006 ARCADE CHAMPIONSHIP, the latest arcade version of the WORLD SOCCER Winning Eleven series, was released and gained wide popularity. As for token-operated games, PRECIOUSPARTY, a real-time online bingo game, received wide acclaim in the market.

In the Online business, following Yu-Gi-Oh! ONLINE and Tokimeki Memorial ONLINE, two titles already distributed as online game services, Konami is scheduled to launch online services for BUSOU SHINKI, its original content, in September 2006. Through these and other efforts, Konami will actively promote online games, a business expected to grow in the future. The distribution of mobile contents, a business Konami is promoting globally through famous telecom carriers both in Japan and in various countries of the world, is also growing steadily.

In the Multimedia business, music CDs and DVDs tied up with music game series and official guidebooks for popular video game software grew steadily. Moreover, the first issue of our new bimonthly Soccer Culture Magazine WE-ELe was launched and broadcasting of FAIRY MUSKETEERS AKAZUKIN, an original TV animation, started in July 2006. Through these efforts, Konami will venture into a new market genre although we will also continue to create original contents by striving to improve synergy with our other areas of digital entertainment.

As a result, consolidated net revenues in the Digital Entertainment segment for the three months ended June 30, 2006 amounted to ¥32,038 million (125.3% of the figure for the same period of the previous year).

Health & Fitness Segment

In the operation of our fitness club business, a new facility was opened in Yokohama (Kanagawa) in June, and a facility in Sanda (Hyogo) was transferred and consolidated into expanded facilities. Members, both individual and corporate, increased steadily from the previous term. The use of paid programs and Wellness grew steadily as well.

In the operation of sports facilities outsourced to us, Konami added 34 facilities, including one in Ichinomiya-shi (Aichi) and one Osaka-shi (Osaka), increasing the number of facilities to 101 in Japan as of the end of June 2006. We will make our utmost efforts to maximize our know-how in the management of public facilities and to promote health for the people of the community.

As a new undertaking in the sports facilities business, we started to accept subscriptions for Hatsuratsu Kenko-jyuku, a health promotion program suited for the aged. Aged persons and anyone else who may feel out of the habit of exercising or deprived of opportunities to go out may participate in the Hatsuratsu Kenko-jyuku. Through Hatsuratsu Kenko-jyuku, a program structured to enable anyone who has never used a sports facility before to use one safely and easily, we intend to propose new lifestyles for the participants.

In efforts towards product development, Konami exhibited five “training machines with functions of care prevention,” including massugu sesuji (straight backbone), at “Health & Fitness Japan 2006” held at Tokyo Big Site in June. All five of these fitness products received favorable reviews. These machines will be sold for use by local governments, medical institutions, and private day service and nursing-care facilities from autumn this year. BODYJAM, a new B.T.S. program was exhibited for the first time in Japan at “Health & Fitness Japan 2006,” fascinated visitors. COMBI WELLNESS Corporation, a company made into a wholly owned subsidiary in May 2006, also exhibited many products which attracted great attention.

As a result, consolidated net revenues in the Health & Fitness segment for the three months ended June 30, 2006 amounted to ¥21,313 million (108.4% of the figure for the same period in the previous year).

Gaming & System Segment

In the Gaming & System segment, sales of “Konami Casino Management System” in North America are growing steadily. In accordance with a sales agreement concluded in the previous year, Konami completed the installation of the Casino Management System in the first casino established in Quebec province. The number of machines connected increased, and sales from maintenance/services are also increasing steadily. We have also installed slot machines under profit-sharing agreements, in an effort to generate steady revenues and lead to more stable management. K2V, the platform launched in the previous year, is also being received well in the markets, and sales of gaming machines are also increasing steadily. Casinos are expected to be legalized in the State of Pennsylvania, where Konami expects great demand and is presently preparing to acquire a license.

In Australia, where the gaming market remains basically unchanged, we have secured profit through the sales of link progressives which connect gaming machines and raise the added value of the contents. In the overseas markets of Europe, Asia, and South America, we have secured profit through the development of new business and our stable customer base.

As a result, consolidated net revenues in the Gaming & System segment for the three months ended June 30, 2006 amounted to ¥3,501 million (130.5% of the figure for the same period in the previous year).

(2) Cash Flows

Cash flow summary for the three months ended June 30, 2006:

	Millions of Yen
	Three months ended June 30, 2005	Three months ended June 30, 2006
Net cash provided by (used in) operating activities	¥(4,462)	¥3,029
Net cash provided by (used in) investing activities	8,874	(2,409)
Net cash used in financing activities	(4,357)	(4,934)
Effect of exchange rate changes on cash and cash equivalents	(360)	138
Net decrease in cash and cash equivalents	(305)	(4,176)

Cash and cash equivalents, end of the period	89,278	64,518

Cash and cash equivalents (“cash”) as of June 30, 2006, amounted to ¥64,518 million, decreased by ¥4,176 million compared to the balance as of March 31, 2006, or 72.3% of the balance as of June 30, 2005. Each cash flow for the three months ended June 30, 2006 is as follows.

Cash flows from operating activities:

Cash provided by operating activities amounted to ¥3,029 million for the three months ended June 30, 2006, compared to cash used in operating activities of ¥4,462 million for the three months ended June 30, 2005. This was primarily due to the decrease in net income which included gain on sales of shares of affiliated company for the previous period and also due to the decrease in payment of income taxes.

Cash flows from investing activities:

Cash used in investing activities amounted to ¥2,409 million for the three months ended June 30, 2006, compared to cash provided by investing activities of ¥8,874 million for the three months ended June 30, 2005. This was primarily due to the decrease in proceeds from sales of affiliated companies included in previous period cash flow and also due to the increase in capital expenditures.

Cash flows from financing activities:

Cash used in financing activities amounted to ¥4,934 million for the three months ended June 30, 2006, increased by ¥577 million compared to the three months ended June 30, 2005. This was primarily due to the increase in dividends paid, according to the increase in total number of shares outstanding.

3. Consolidated Balance Sheets (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2006		June 30, 2006		June 30, 2006
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥68,694		¥64,518		$559,858
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥541 millions and ¥ 526 millions ($4,564 thousands) at March 31, 2006 and June 30, 2006, respectively	32,294		24,163		209,675
Inventories	20,109		24,496		212,565
Deferred income taxes, net	16,510		16,416		142,451
Prepaid expenses and other current assets	6,720		8,021		69,602

Total current assets	144,327	47.7	137,614	46.7	1,194,151

PROPERTY AND EQUIPMENT, net	42,452	14.0	41,188	14.0	357,411

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	572		442		3,835
Investments in affiliates	6,050		5,996		52,031
Identifiable intangible assets	38,575		38,414		333,339
Goodwill	22,102		22,606		196,165
Lease deposits	25,277		25,531		221,546
Other assets	20,103		19,173		166,374
Deferred income taxes, net	3,179		3,695		32,064

Total investments and other assets	115,858	38.3	115,857	39.3	1,005,354

TOTAL ASSETS	¥302,637	100.0	¥294,659	100.0	$2,556,916

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2006		June 30, 2006		June 30, 2006
		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥958		¥601		$5,215
Current portion of long-term debt and capital lease obligations	24,492		24,158		209,632
Trade notes and accounts payable	19,357		19,700		170,948
Accrued income taxes	7,487		1,879		16,305
Accrued expenses	16,323		15,512		134,606
Deferred revenue	5,353		5,618		48,750
Other current liabilities	7,254		7,410		64,301

Total current liabilities	81,224	26.9	74,878	25.4	649,757
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	35,631		34,747		301,519
Accrued pension and severance costs	2,658		2,577		22,362
Deferred income taxes, net	11,924		12,575		109,120
Other long-term liabilities	5,264		5,191		45,045

Total long-term liabilities	55,477	18.3	55,090	18.7	478,046

TOTAL LIABILITIES	136,701	45.2	129,968	44.1	1,127,803

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2,121	0.7	2,330	0.8	20,219

COMMITMENTS AND CONTINGENCIES	—	—	—	—	—

STOCKHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,555,786 shares at March 31, 2006 and June 30, 2006, respectively; outstanding 137,152,347 shares at March 31, 2006 and 137,155,932 shares at June 30, 2006	47,399	15.7	47,399	16.1	411,307
Additional paid-in capital	77,110	25.5	77,218	26.2	670,063
Legal reserve	284	0.1	284	0.1	2,464
Retained earnings	53,756	17.7	52,174	17.7	452,742
Accumulated other comprehensive income	3,957	1.3	3,966	1.3	34,415

Total	182,506	60.3	181,041	61.4	1,570,991
Treasury stock, at cost- 6,403,439 shares and 6,399,854 shares at March 31, 2006 and June 30, 2006, respectively	(18,691)	(6.2)	(18,680)	(6.3)	(162,097)

Total stockholders’ equity	163,815	54.1	162,361	55.1	1,408,894

TOTAL LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY	¥302,637	100.0	¥294,659	100.0	$2,556,916

4. Consolidated Statements of Operations (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	Three months ended June 30,				Three months ended June 30,
	2005		2006		2006
		%		%
NET REVENUES:
Product sales revenue	¥30,409		¥38,062		$330,285
Service revenue	17,620		19,566		169,784

Total net revenues	48,029	100.0	57,628	100.0	500,069

COSTS AND EXPENSES:
Costs of products sold	17,153		21,007		182,289
Costs of services rendered	16,707		18,525		160,751
Selling, general and administrative	11,095		12,093		104,938

Total costs and expenses	44,955	93.6	51,625	89.6	447,978

Operating income	3,074	6.4	6,003	10.4	52,091

OTHER INCOME (EXPENSES):
Interest income	141		226		1,961
Interest expense	(232)		(273)		(2,369)
Gain on sale of shares of an affiliated company	6,917		—		—
Other, net	27		(155)		(1,345)

Other income (expenses), net	6,853	14.3	(202)	(0.4)	(1,753)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	9,927	20.7	5,801	10.0	50,338
INCOME TAXES	4,380	9.2	3,470	6.0	30,111
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	5,547	11.5	2,331	4.0	20,227
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	108	0.2	214	0.3	1,857
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	—	—	3	0.0	26

NET INCOME	¥5,439	11.3	¥2,120	3.7	$18,396

PER SHARE DATA:	Yen		U.S. Dollars
	Three months ended June 30,		Three months ended June 30,
	2005	2006	2006
Basic net income per share	¥41.75	¥15.46	$0.13

Diluted net income per share	¥41.75	¥15.45	$0.13

Weighted-average common shares outstanding	130,287,026	137,154,887
Dilutive weighted-average common shares outstanding	130,287,026	137,218,238

5. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	Three months ended June 30, 2005	Three months ended June 30, 2006	Three months ended June 30, 2006
Cash flows from operating activities:
Net income	¥5,439	¥2,120	$18,396
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	2,157	2,625	22,779
Provision for doubtful receivables	(148)	(9)	(78)
Gain on sale of shares of an affiliated company	(6,917)	—	—
Equity in net income of affiliated companies	—	(3)	(26)
Minority interest	108	214	1,857
Deferred income taxes	3,932	801	6,951
Change in assets and liabilities, net of business acquired:
Decrease in trade notes and accounts receivable	11,587	8,533	74,045
Increase in inventories	(5,309)	(4,375)	(37,964)
Decrease in trade notes and accounts payable	(592)	(38)	(330)
Decrease in accrued income taxes	(10,956)	(5,745)	(49,852)
Increase (decrease) in accrued expenses	(2,544)	30	260
Increase (decrease) in deferred revenue	177	(265)	(2,300)
Other, net	(1,396)	(859)	(7,453)

Net cash provided by (used in) operating activities	(4,462)	3,029	26,285
Cash flows from investing activities:
Capital expenditures	(1,061)	(2,125)	(18,440)
Proceeds from sales of shares of an affiliated company	11,016	—	—
Acquisition of a new subsidiary, net of cash, acquired	—	(227)	(1,970)
Decrease in time deposits, net	(623)	—	—
Purchase of minority interests	(504)	—	—
Decrease (increase) in lease deposits, net	91	(20)	(174)
Other, net	(45)	(37)	(321)

Net cash provided by (used in) investing activities	8,874	(2,409)	(20,905)
Cash flows from financing activities:
Decrease in short-term borrowings	(775)	(352)	(3,054)
Repayments of long-term debt	(246)	(228)	(1,978)
Principal payments under capital lease obligations	(301)	(654)	(5,675)
Dividends paid	(3,039)	(3,673)	(31,873)
Purchases of treasury stock by parent company	(16)	(49)	(425)
Other, net	20	22	190

Net cash used in financing activities	(4,357)	(4,934)	(42,815)
Effect of exchange rate changes on cash and cash equivalents	(360)	138	1,198
Decrease in cash and cash equivalents	(305)	(4,176)	(36,237)
Cash and cash equivalents, beginning of the period	89,583	68,694	596,095

Cash and cash equivalents, end of the period	¥89,278	¥64,518	$559,858

6. Segment Information (Unaudited)

a. Operations in Different Industries

Three months ended June 30, 2005	Digital Entertainment	Health & Fitness	Gaming & System	Other, corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥25,277	¥19,641	¥2,683	¥428	¥48,029
Intersegment	296	21	—	(317)	—

Total	25,573	19,662	2,683	111	48,029
Operating expenses	20,263	19,483	2,372	2,837	44,955

Operating income (loss)	¥5,310	¥179	¥311	¥(2,726)	¥3,074

Three months ended June 30, 2006	Digital Entertainment	Health & Fitness,	Gaming & System	Other, corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥31,678	¥21,295	¥3,501	¥1,154	¥57,628
Intersegment	360	18	—	(378)	—

Total	32,038	21,313	3,501	776	57,628
Operating expenses	25,469	19,545	3,094	3,517	51,625

Operating income (loss)	¥6,569	¥1,768	¥407	¥(2,741)	¥6,003

Three months ended June 30, 2006	Digital Entertainment	Health & Fitness,	Gaming & System	Other, corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$274,887	$184,788	$30,380	$10,014	$500,069
Intersegment	3,124	156	—	(3,280)	—

Total	278,011	184,944	30,380	6,734	500,069
Operating expenses	221,008	169,603	26,848	30,519	447,978

Operating income (loss)	$57,003	$15,341	$3,532	$(23,785)	$52,091

Notes:	1.	Primary businesses of each segment are as follows:

Digital Entertainment Segment:	include following five business areas

Computer & Video Games:	Production, manufacture and sale of video game software for consoles. Distribution of video game software produced.

Toy & Hobby:	Planning, production, manufacture and sale of card games, electronic toys, toys for boys, candy toys, figures, character goods and others.

Amusement:	Production, manufacture and sale of the contents for amusement facilities such as video games and token-operated games.

Online:	Production of online game software. Creation of systems for online games. Management and operation of online servers. Production and distribution of the contents for mobile phones.

Multimedia:	Planning, production and sale of the products related to music and video. Planning, production and sale of books and magazines.

Health & Fitness Segment	Management of fitness clubs. Production, manufacture and sale of fitness machines and health-related products.

Gaming & System Segment	Production, manufacture and sale of gaming machines for casinos and casino management systems.

2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”
3.	“Corporate” primarily consists of administrative expenses of the Company.
4.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.
5.	Intersegment revenues primarily consist of sales of hardware and components from Digital Entertainment segment to Health & Fitness segment.
6.	The Gaming segment was renamed to the Gaming & System segment from October 1, 2005.

b . Operations in Geographic Areas

Three months ended June 30, 2005	Japan	United States	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥38,332	¥5,245	¥2,338	¥2,114	¥48,029	—	¥48,029
Intersegment	5,886	183	—	45	6,114	¥(6,114)	—

Total	44,218	5,428	2,338	2,159	54,143	(6,114)	48,029
Operating expenses	40,907	5,605	2,962	1,591	51,065	(6,110)	44,955

Operating income (loss)	¥3,311	¥(177)	¥(624)	¥568	¥3,078	¥(4)	¥3,074

Three months ended June 30, 2006	Japan	United States	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥47,753	¥5,148	¥2,958	¥1,769	¥57,628	—	¥57,628
Intersegment	3,752	200	122	35	4,109	¥(4,109)	—

Total	51,505	5,348	3,080	1,804	61,737	(4,109)	57,628
Operating expenses	45,358	5,686	3,234	1,575	55,853	(4,228)	(51,625)

Operating income (loss)	¥6,147	¥(338)	¥(154)	¥229	¥5,884	¥119	¥6,003

Three months ended June 30, 2006	Japan	United States	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$414,379	$44,671	$25,668	$15,351	$500,069	—	$500,069
Intersegment	32,558	1,736	1,059	303	35,656	$(35,656)	—

Total	446,937	46,407	26,727	15,654	535,725	(35,656)	500,069
Operating expenses	393,596	49,340	28,063	13,667	484,666	(36,688)	(447,978)

Operating income (loss)	$53,341	$(2,933)	$(1,336)	$1,987	$51,059	$1,032	$52,091

Note:	For the purpose of presenting its operations in geographic areas above, the Company and its subsidiaries attribute revenues from external customers to individual countries in each area based on where products are sold and services are provided.

Notes:

1.	The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

2.	Comprehensive income for the three months ended June 30, 2005 and 2006 which consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	Three months ended June 30, 2005	Three months ended June 30, 2006	Three months ended June 30, 2006
Net income	¥5,439	¥2,120	$18,396
Other comprehensive income:
Foreign currency translation adjustments	(66)	86	746
Net unrealized gains (losses) on available-for-sale securities	212	(77)	(668)

	146	9	78

Comprehensive income	¥5,585	¥2,129	18,474